SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

NexPoint Credit Strategies Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,772.16
	8	SHARED VOTING POWER 233,573.26
	9	SOLE DISPOSITIVE POWER 359,772.16
	10	SHARED DISPOSITIVE POWER 233,573.26
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,345.42
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,603.89
	8	SHARED VOTING POWER 2,606,790.90
	9	SOLE DISPOSITIVE POWER 21,603.89
	10	SHARED DISPOSITIVE POWER 2,606,790.90
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,628,394.79
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,974,160.96
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,974,160.96
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,160.96
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 11 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero, and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016 relating to the Common Stock (the “Common Stock”), of NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

As of April 21, 2016, the Reporting Persons had invested approximately $ 81,226,047.76 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital of the Reporting Persons.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer

(a) As of April 21, 2016, (i) Highland Capital may be deemed to beneficially own 593,345.42 shares of Common Stock, which represents approximately 3.7% of the outstanding Common Stock; (ii) James D. Dondero may be deemed to beneficially own 2,628,394.79 shares of Common Stock, which represents approximately 16.5% of the outstanding Common Stock; and (iii) Nancy Marie Dondero, in her capacity of trustee of a trust, may be deemed to beneficially own 1,974,160.96 shares of Common Stock, which represents approximately 12.4% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 1,974,160.96 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	359,772.16	233,573.26	359,772.16	233,573.26
James D. Dondero[2]	21,603.89	2,606,790.90	21,603.89	2,606,790.90
Nancy Marie Dondero[3]	1,974,160.96	0	1,974,160.96	0

(c) Except as previously disclosed in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

[1]	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
[2]	Includes shares held by Mr. Dondero directly and indirectly through Highland Capital and its affiliates (as described in footnote (1) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
[3]	Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

Dated: April 22, 2016

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 21, 2016.

Date	Effected By	Purchase/Sale	Quantity	Price
3/22/2016	Trust referred to in Item 5(a)	Purchase	28,348.48	$18.62
4/20/2016	Trust referred to in Item 5(a)	Purchase	28,940.97	$18.52